As filed with the Securities and Exchange Commission on September 19, 1997
                                                          Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.          EXACT NAME OF TRUST:

            Equity Securities Trust, Series 15, 1997 Triple Strategy Trust III

B.          NAME OF DEPOSITOR:

            Reich & Tang Distributors L.P.

C.          COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

            Reich & Tang Distributors L.P.
            600 Fifth Avenue
            New York, New York 10020

D.          NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                     COPY OF COMMENTS TO:
            PETER J. DEMARCO                         MICHAEL R. ROSELLA, Esq.
            Reich & Tang Distributors L.P.           Battle Fowler LLP
            600 Fifth Avenue                         75 East 55th Street
            New York, New York 10020                 New York, New York 10022
                                                     (212) 856-6858

E.          TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

            An indefinite number of Units of Equity Securities Trust, Series 15, 1997 Triple Strategy Trust III is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

            Indefinite

G.          AMOUNT OF FILING FEE:

                        No Filing Fee Required

H.          APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

                   As soon as practicable after the effective date of the Registration Statement.



/ / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


634244.1

                 Subject to Completion Dated September 19, 1997
--------------------------------------------------------------------------------

                                      EST
--------------------------------------------------------------------------------

                             EQUITY SECURITIES TRUST
                                    SERIES 15
                         1997 TRIPLE STRATEGY TRUST III


            The final prospectus for Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II is hereby incorporated by reference and used as a preliminary prospectus for Equity Securities Trust, Series 15, 1997 Triple Strategy Trust III. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

================================================================================


================================================================================


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    PROSPECTUS PART A DATED SEPTEMBER , 1997

INFORMATION  CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SAID OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                                       A-2
634244.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

      The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:

            The facing sheet on Form S-6.
            The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II).
            The Prospectus consisting of           pages.
            Undertakings.
            Signatures.

      Listed below is the name and registration number of the previous series of Equity Securities Trust, the final prospectus of which properly supplemented, might be used as a preliminary prospectus for Equity Securities Trust, Series
15. The final prospectus is incorporated herein by reference.

             Equity Securities Trust,  Series 12, 1997 Triple Strategy Trust II
                    (Registration  No.  333-25983)
             Written  consents of the  following  persons:
                    Battle  Fowler LLP  (included  in Exhibit 3.1)
                    Price Waterhouse LLP

      The following exhibits:
      *99.1.1   -- Reference  Trust  Agreement   including  certain
                   amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
       99.1.1.1 -- Form of Trust  Indenture and Agreement  (filed as
                   Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
       99.1.3.4 -- Certificate  of Formation  and  Agreement  among
                   Limited Partners, as amended, of Reich & Tang Distributors L.P. (filed as Exhibit 99.1.3.4 to Post-Effective Amendment No. 10 to Form S-6 Registration Statements Nos. 2-98914, 33-00376, 33-00856 and 33-01869 of Municipal Securities
                   Trust, Series 28, 39th Discount Series, Series 29 & 40th Discount Series and Series 30 & 41st Discount Series, respectively, on October 31, 1995 and incorporated herein by reference).
        99.1.4 --  Form of  Agreement  Among  Underwriters  (filed as
                   Exhibit 1.4 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
        99.2.1 --  Form of  Certificate  (filed as  Exhibit  99.2.1 to
                   Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
       *99.3.1  -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
        99.6.0  -- Power  of  Attorney  of Reich & Tang  Distributors
                   L.P., the Depositor, by its officers and a majority of its Directors (filed as Exhibit 6.0 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
         *99.27 -- Financial  Data  Schedule  (for EDGAR filing only).

--------
* To be filed by amendment.

                                      II-1
634244.1

                           UNDERTAKING TO FILE REPORTS

            Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 15, 1997 Triple Strategy Trust III, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 19th day of September, 1997.

                                        EQUITY SECURITIES TRUST, SERIES 15,
                                        1997 TRIPLE STRATEGY TRUST III
                                              (Registrant)

                                        REICH & TANG DISTRIBUTORS L.P.
                                              (Depositor)
                                        By:  Reich & Tang Asset Management, Inc.


                                        By /s/ PETER J. DEMARCO
                                           -------------------------------------
                                                    Peter J. DeMarco
                                                    (Authorized Signator)

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Asset Management, Inc., General Partner of Reich & Tang Distributors L.P., the Depositor, in the capacities and on the dates indicated.

      Name                Title                                  Date
PETER S. VOSS             President, Chief Executive Officer
                            and Director

G. NEAL RYLAND            Executive Vice President,
                            Treasurer and Chief
                            Financial Officer

EDWARD N. WADSWORTH       Clerk
                                                  September 19, 1997
RICHARD E. SMITH III      Director

STEVEN W. DUFF            Director
                                                  By /s/PETER J. DEMARCO
BERNADETTE N. FINN        Vice President             ---------------------------
                                                          Peter J. DeMarco
LORRAINE C. HYSLER        Secretary                       Attorney-In-Fact*

RICHARD DE SANCTIS        Vice President and
                            Treasurer



     ----------------------
* Executed copies of Powers of Attorney were filed as Exhibit 6.0 to Amendment No. 1 to Registration Statement No. 33-62627 on November 16, 1995.

                                      II-2
634244.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated September , 1997, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 15, 1997 Triple Strategy Trust III which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, MA  02110
September       , 1997







                                      II-3
634244.1